Exhibit 99.1

Ferrari N.V. signs €2.5 billion syndicated credit facility

Ferrari N.V. (NYSE: RACE) (“Ferrari”) announced today that it has entered into a €2.5 billion syndicated loan facility with a group of ten bookrunner banks.
The facility comprises a bridge loan (the “Bridge Loan”) and a term loan (the “Term Loan”) of €2 billion in aggregate and a revolving credit facility of €500 million (the “RCF”). Proceeds of the Bridge Loan and Term Loan will be used to refinance indebtedness owing to Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) and other indebtedness and for other general corporate purposes. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Ferrari group. The Bridge Loan has a 12 month maturity with an option for Ferrari to extend once for a six-month period. Ferrari intends to refinance the Bridge Loan prior to its maturity with longer term debt, including through capital markets or other financing transactions.  The Term Loan, which comprises a majority of the total facility, and the RCF each have a maturity of five years.  The facility is limited in recourse to Ferrari and any Ferrari subsidiaries which borrow under the facility, and is without recourse to any other part of the FCA group.
This transaction, which confirms key relationship banks’ strong support for Ferrari, represents a further step towards the separation of Ferrari from the FCA Group.
Maranello, 30 November 2015

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, The Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade registration number: 57991561